SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34759

November 25, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2022. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on December 20, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Angel Oak Dynamic Financial Strategies Income Term Trust [File No. 811-23491]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Angel Oak Financial Strategies Income Term Trust, and on August 1, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $470,158.07 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on September 27, 2022.

Applicant's Address: Dory.Black@angeloakcapital.com.

Barings Funds Trust [File No. 811-22845]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Mass Mutual Advantage Funds, and MassMutual Premier Funds, and on December 13, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $2,048,237.20 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on May 10, 2022, and amended on September 23, 2022, and November 18, 2022.

Applicant's Address: yana.guss@ropesgray.com.

Capital Cash Management Trust [File No. 811-02481]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 1, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on November 4, 2022.

Applicant's Address: jeremy.kantrowitz@morganlewis.com.

Dreyfus BASIC Money Market Fund, Inc. [File No. 811-06604]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 26, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $5,161 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on August 31, 2022.

Applicant's Address: James.Bitetto@bnymellon.com.

MONY Variable Account S [File No. 811-06217]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On August 4, 2020, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $7,500 incurred in connection with the liquidation were paid by MONY Life Insurance Company.

Filing Dates: The application was filed on July 29, 2022, and amended on November 4, 2022.

Applicant's Address: brad.rodgers@protective.com.

New Age Alpha Trust [File No. 811-23461]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 18, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $11,549.87 incurred in connection with the liquidation were paid by the applicant's investment advisor.

<u>Filing Date</u>: The application was filed on November 7, 2022.

<u>Applicant's Address</u>: msemack@newagealpha.com.

Uncommon Investment Funds Trust [File No. 811-23464]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On July 29, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $56,477.17 incurred in connection with the liquidation were paid by the applicant's investment advisor.

<u>Filing Date</u>: The application was filed on October 11, 2022.

<u>Applicant's Address</u>: Eric@uncommoninvestments.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.